UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Lavabit LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Texas

> *Date of organization*
> June 4, 2004

Physical address of issuer
5930 Royal Lane Ste E #382, Dallas, TX 75243

Website of issuer
https://lavabit.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Name of qualified third party "Escrow Agent" which the Offering will utilize
PrimeTrust, LLC

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
150,000

Price (or method for determining price)
$1.00

Target offering amount
$150,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
March 31, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$29,982.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$4,777.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$144,468.00	$4.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$43,236.00	-$18,031.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 28, 2018

FORM C

Up to $1,070,000.00

Lavabit LLC



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Lavabit LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers" or "Investors". The Company intends to raise at least $150,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "Intermediary"). In addition to the cash commission disclosed below, the Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities, as shown below:

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$50.00	$3.00	$47.00
Aggregate Minimum Offering Amount	$150,000.00	$9,000.00	$141,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants as well as fees payable to the escrow agent and certain payment processors.

(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://lavabit.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 28, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIMETRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://lavabit.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Lavabit LLC (the "Company") is a Texas Limited Liability Company, formed on June 4, 2004. The Company was formerly known as Nerdshack LLC.

The Company is located at 5930 Royal Lane Ste E #382, 5930 Royal Lane Ste E #382, Dallas, TX 75243.

The Company's website is https://lavabit.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Lavabit, a pioneer in email security, was founded on the principle that everyone has the innate right to private and secure communication. The company never wavered from its mission and is now leveraging its revolutionary Dark Internet Mail Environment ("DIME") protocol and encrypted server technology ("MAGMA") to provide automatic, transparent, and secure end-to-end email encryption services to its customers. Lavabit's go-to-market strategy starts with cloud email services then expands into multiple commercial service offerings to capture its share of the expanding global email encryption market. Currently, Lavabit's B2C revenue is generated by annual subscriptions, and B2B revenue is derived from license, service, and maintenance contracts with commercial customers.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	150,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	150,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security[+]	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	March 31, 2019
Use of proceeds	See the description of the use of proceeds on page 31 hereof.
Voting Rights	See the description of the voting rights on page 40 hereof.

*The total number of Securities outstanding is subject to increase in an amount equivalent to the Intermediary's commission of 2% of the Securities issued in the Offering(s).

+ The Company reserves the right to amend the minimum investment amount per investor, in its sole discretion.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and

commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information through the utilization of our encryption technologies. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result

from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We operate in virtually every part of the world and serve customers in more than 85 countries.

In 2018, approximately 60% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Ladar Levison (CEO) and Richard Delgado (COO & advisor). The Company has or intends to enter into employment agreements with Ladar Levison and Richard Delgado although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ladar Levison, Richard Delgado or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Ladar Levison and Richard Delgado in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Ladar Levison or Richard Delgado dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services,

goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We have not prepared any audited financial statements.
You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to

Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investors in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.
The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.
Due to the nature of the discount rate of the Security, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return. In a liquidity event in which the value of an Investor's stake is determined by the discount method (that being situations where applying the Valuation Cap results in a lower return for such Investor), the Investor's individual return will be the same regardless of the Company's valuation. As an example, a $1,000-dollar investment in Crowd SAFE units of a hypothetical company with a discount of 20% and a valuation cap of $10 million would result in a $250 return upon a liquidity event in which the company is valued at either $5 million or $10 million. However, Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner

approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

The Securities do not provide Purchasers with voting rights, and even upon the conversion of the Security to CF Shadow Securities (which cannot be guaranteed), Purchasers will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the Purchasers are required to enter into a proxy

agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Investors will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as if they were common equity holders. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred equity holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Lavabit, a pioneer in email security, was founded on the principle that everyone has the innate right to private and secure communication. The company never wavered from its mission and is now leveraging its revolutionary DIME protocol and MAGMA technology to provide automatic, transparent, and secure end-to-end email encryption services to its customers. Lavabit's go-to-market strategy starts with cloud email services then expands into multiple commercial service offerings to capture its share of the expanding global email encryption market. Currently, Lavabit's B2C revenue is generated by annual subscriptions, and B2B revenue is derived from license, service, and maintenance contracts with commercial customers.

Business Plan

Lavabit is committed to restoring privacy to communications and bringing security and convenience to its customers through its innovative security hardware, software, and services. Returning to market with a new and revolutionary DIME protocol and MAGMA technology, Lavabit'semail service will provide the automatic, transparent, and true end-to-end encrypting of every facet of the email: the body, metadata, and the transport layer. The Company's business strategy leverages its ability to design and develop its free and open source ("FOSS") source code, hardware, application software, and services to provide its customer's products and solutions with innovative design, superior ease-of-use, seamless integration, and flawless security.

With DIME's incorporation of encryption directly into the protocols at the user-level means that email driven data breaches and interoperability challenges of "walled-garden" communications become concerns of the past. Lavabit's game-changing innovation also facilitates the automated encryption of file sharing, telephony, SMS, and cryptocurrencies making the Lavabit more versatile, more secure, and more usable than any other email solution available today. Lavabit's go-to-market strategy starts with cloud email services then expands into multiple commercial service offerings through direct sales, value-added reseller and market partnerships to capture its share of the rapidly expanding email encryption market. Lavabit's marketplace success is predicated on the development of the email client and the ability to scale services. For that reason, Lavabit will have a sequenced approach the enterprise secure email market based on customer size.

Small to medium businesses will be targeted first because they are more likely to be interested in cloud-based services and are not expected to require highly customized solutions, layered into complex networks and integrated with third-party software (e.g., Salesforce, CapIQ, PeopleSoft, etc.). Cloud-based email services will be market deployable in the near term due to the development that has already been completed for the private consumer email product. The versatility of cloud-based email will allow Lavabit to pursue both small and medium businesses immediately. The cloud-based services are easily scaled as our customers' businesses grow and as Lavabit gains market share. A cloud-based email will generate revenue by charging customers on a "per seat" basis either annually or month-to-month. Additional revenue will be generated on a "per seat" basis for premium features such as email archiving. Installable products are the next item that will be deployed to the market.

Currently, Lavabit's DIME compatible server, dubbed Magma is available in FOSS form and available for limited installations. Lavabit will now focus on developing the commercial version of the Magma and associated installable products and appliances which are in early stages hence the delay to market deployment relative to cloud products. Lavabit servers will be available for small, medium and large businesses and can be customized to customer specifications. Lavabit anticipates a high level of customization will be necessary for large corporate clients and companies that maintain offices and operations outside the United States. Thus, our revenue will be generated by building, licensing and installing Lavabit servers, maintenance contracts, system administration, managed services, and other services as requested by customers.

Lavabit's ongoing commercialization strategy is to focus on industries that have regulatory requirements to safeguard information and sectors that are regular targets of criminals and other groups attempting to illicitly gain access to information in their possession. Specifically, we will enter the market by targeting the following industries: insurance, financial services and banking, healthcare, legal, companies with significant research and development operations (e.g., pharmaceutical and biotechnology) and companies with valuable intellectual property. Once the email products and services achieve a "steady state" Lavabit will begin offering and developing new products and services to maintain a high growth rate and expand into new markets. Some of the services will be available in the near term and will require little to no additional development. Other growth products and services will require further development and will not be pursued until specific business metrics are achieved and new development will not impede the development or deployment of core products and services.

New products and services will maintain a focus on communication and information protection with the ultimate goal of providing Lavabit customers a single source for securing communications and data. To this end, Lavabit's focus is to position DIME to build an encrypted communications ecosystem encompassing secure file sharing, workflow management, secure SMS, telephony and payments. In the near term, through the open source nature of the DIME distribution model, we have great hope for the commercial viability of Lavabit's encryption technology. The distributive benefits of corporate privacy, global IP protection, and the reduction of corporate espionage will be the primary commercial drivers. The market is boundless. As a business, Lavabit's financial goal is to advance the commercial benefits encryption outside of our core societal and digital freedom focus. Our commercialization will help us to continue to develop our encryption technologies and fund our pro-privacy endeavors. Our business DNA is open source. By definition, open source businesses generate revenue in ways other than selling their software. Consulting, licensing, SaaS, freemium, and crowdfunding scenarios are all on the table. Our commercial game plan is to utilize open source to strengthen our business, spread our brand, and bolster the inherent power of DIME, with the underlying objective of harnessing the scale and scope of the open source community to create a sustainable commercial venture and spawn much more inventive solutions that we cannot predict. Lavabit is poised to revolutionize email security and is seeking additional investment under to bring its encryption technologies to market. The primary use of the funds will be to drive product development and expand day-to-day operations. Based on conservative projections, Lavabit anticipates quick profitability and explosive growth.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Lavabit Flow Service	Encrypted email subscription service; the most secure email solution for traditional email—compatible with email clients.	Global; over 125,000 customers in over 85 countries.
Lavabit Magma Server	Encrypted email server; an open-source-DIME optimized email server installable by B2B clients,	Global; Magma is currently in select beta deployments in Europe and the US.

Lavabit has a reputation as one of the most trusted encryption brands in the world today. Lavabit will use its market perception and security-first focus to enshrine the DIME encryption standard within consumer and enterprise segments of this rapidly growing global market segment. With the proceeds of this offering, Lavabit will continue to execute its product road-map and deploy a phased cloud, followed by commercially licensed server strategy per its market goals. Phase 1 – Consumer Cloud: Marketing to consumers of email services. Pricing based on a subscription upsell model determined by storage capacity; Phase 2 – Business Cloud: Geared towards small, and medium-sized businesses with limited internal capabilities looking for hosted email solutions. Pricing based on channel volume, and account size; Phase 3 – Commercially Licensed Installables: A feature-rich, easily managed highly secure email solution for customers with sophisticated IT departments, or a business requirement dictating that data be hosted on customer-owned infrastructure. Channel partners and value-added re-sellers will develop, deploy and support customized versions the installable products, with features designed to provide vertical specific value or appeal to corporate clients. Healthcare, journalism, finance, legal, and politically sensitive customers are all sectors desperate for a more secure email encryption solutions. Phase 4 – Commercially Purchased Appliances: Government agencies, military contractors, political activists, and high net worth individuals, are just a few examples of our future customers facing advanced threats, which will require the immutable protection offered by hardware-level security. These turnkey solutions will provide superior protection and simplified management for the portion of the market looking to deploy a fire-and-forget system for email security. Lavabit will also use DIME's extensibility competitive advantages to build an encrypted identity communications ecosystem. While our immediate focus is rounding out our B2C efforts with Volcano, we are advancing on our enterprise B2B business with our encrypted Magma server. Our commercial mandate is to use the funding to accelerate our commercial footprint and build our encrypted ecosystem with the following products:

-LavaText: Incorporating encrypted chat communications platform for Lavabit/DIME users

-LavaStorage: Incorporating encrypted file storage functionality for Lavabit/DIME users

-LavaEncrypt: Incorporating next-generation quantum encryption for Lavabit/DIME users

-LavaMask: Incorporating new dynamic data masking technology for Lavabit/DIME users

-LavaWallet: Incorporating fiat/crypto-currencies currency transfers between Lavabit/DIME users

Currently, Lavabit globally offers consumer and commercial encrypted email subscriptions (FLOW) and servers (MAGMA). Lavabit commercial email is available via three options: SaaS (cloud-based hosted by Lavabit), the Lavabit MAGMA server operated by the customer or a hybrid model. B2C customers will download a secure mail app (VOLCANO), and B2B customers may install MAGMA servers with minimal effort. With funding, Lavabit will leverage its market perception to conduct SEO outreach for B2C consumers and will hire a sales team to pursue B2B clients. For B2B and commercial distribution Lavabit will also engage in direct sales, VAR sales, licensing agreements and market partnerships.

Competition

The Company's primary competitors are Similar B2B competitors include Zix and Virtru and similar B2C competitors include Proton Mail and Tutanota.

The global email industry is large and dominated by industry players. In the sub-set of email security services, Lavabit's has multiple niche competitors focused on encryption solutions. While they are valiant efforts, none are federated, interoperable or can encrypt email the way Lavabit can. Lavabit is an interoperable email provider capable of offering secure end-to-end email compatible outside its domain. The B2C and B2B markets for Lavabit's products and services are competitive, and the Company is confronted by aggressive competition in all areas of its business. The Company's competitors are typically either B2B, or B2C focused, whereas Lavabit can play in both arenas with its MAGMA server technology. While the overall email market is characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital communication platforms, Lavabit's DIME, has kept the company ahead of the specific email security and encryption technological curve. Principal competitive factors critical to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a robust value-added reseller ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

For Lavabit, our most important asset is our people. One of our key goals is to have world-class, talent, engineers, and coders with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness in the global email encryption market. At this critical development juncture, Lavabit now needs to employ seasoned developers capable of working on a highly complex codebase to advance the Company's strategic initiatives.

Lavabit provides the ideal solution for consumers seeking complete email privacy and companies complying with regulatory privacy mandates, data security directives, and protecting high-value intellectual property. As such, our customers are primarily in the consumer, small and medium-sized business, looking for secure email and communications. Before its suspension of services,

Lavabit had over 400,000+ users at the peak of service. Since the company's relaunch, we have migrated over 100,000 former users and have added 12,000+ new paid customers. Within this user base, Lavabit is currently represented in over 85+ countries. Lavabit has limited its B2B offering and is in selective beta mode for MAGMA with several commercial clients and strategic partners. Lavabit has been tested in the marketplace, and the global response has been exciting.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
3970628	IT Consulting Services	Lavabit	October 12, 2010	May 31, 2011	USA
86563291	Email Services	Darkmail	March 13, 2015	N/A	USA
86693578	Email Services	Who's your meta daddy?	July 15, 2015	N/A	USA

Lavabit intends to file applications for use of marks in commerce for the "Volcano" and "MAGMA" marks for email services.

Lavabit's intellectual property is concentric around Lavabit's Dark Internet Mail Environment (DIME) source code which intended to free and open source to be used, shared and reviewed by the privacy community we service. It maybe is found at https://darkmail.info/spec.

Lavabit also owns the intellectual property for the MAGMA mail server. The MAGMA server daemon, is an encrypted email server with support for SMTP, POP, IMAP, HTTP and MOLTEN. The daemon has been in active development for more than 14 years. The entire code base, including the bundled third-party dependencies, currently consists of approximately 6 million lines of code. Lavabit has developed, thus owns, the intellectual property to more than 1.2 million lines of code, while the remaining third party code is being used in accordance with a variety of industry standard FOSS licenses. The MAGMA server, originally developed to power the Lavabit email service, was converted into a white labeled platform, starting in 2014, updated to support the DIME standard, currently serves as the reference implementation for the development of the technical standard.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change.

Additionally, the Federal Communications Commission (the "FCC") regulates internet providers, which could affect our networks indirectly.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 5930 Royal Lane Ste E #382, Dallas, TX 75243

The Company has the following additional addresses:

The Company conducts business in Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$9,000	6.00%	$64,200
Campaign marketing expenses or related reimbursement	3.33%	$5,000	1.40%	$15,000
Estimated Attorney Fees	2.00%	$3,000	0.28%	$3,000
Estimated Accountant/Auditor Fees	1.33%	$2,000	0.19%	$2,000
General Marketing	3.33%	$5,000	9.34%	$100,000
Research and Development	3.33%	$5,000	9.34%	$100,000
Equipment Purchases	0.00%	$0	2.33%	$25,000
Accrued expenses of managers, officers, directors or employees	0.00%	$0	0.00%	$0
General Working Capital	7.35%	$11,000	4.67%	$50,000
Engineers/Developers/Product Development	73.33%	$110,000	66.45%	$710,800
Total	**100.00%**	**$150,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. At this critical stage, the majority of the proceeds of the offering will go towards salaries for engineers, developers, and ongoing product development.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Lavabit reserves the right to adjust the use of proceeds to prioritize development efforts based on the amount raised through the Republic campaign.

DIRECTORS, OFFICERS, OTHER KEY PEOPLE AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ladar Levison

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer: June 2004 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsible for all strategic oversight and day to day operational management

Education

BA, Southern Methodist University

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ladar Levison

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer: June 2004 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsible for all strategic oversight and day to day operational management

Education

BA, Southern Methodist University

Other Key People

Other key people of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Richard Delgado

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO* & Advisor, July 2016 – Present

*The Company has not formally appointed Mr. Delgado as an officer of the Company; while the Company intends to engage Mr. Delgado as an officer in the near future, Mr. Delgado currently has no management rights.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Provides strategic guidance and day-to-day operational management assistance

Education

MBA, Southern Methodist University BA, Swarthmore College

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in Texas, USA.

The Company does not have any employment/labor agreements in place.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100
Voting Rights	Yes, one vote per unit of membership interest.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company does not have any debt outstanding.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

The Company is currently a single member limited liability company solely owned by Ladar Levison.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Ladar Levison	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Lavabit is currently profitable, and the company has maintained its liquidity to continue operations and fund the initial development of its Volcano mail clients. Lavabit is currently bootstrapping and can support existing operations for the next 24 months under current business plan based on existing subscription revenues. Following the Offering, Lavabit should have enough liquidity to execute our proposed business plan by completing the Volcano mail clients within the next year. The completion of the mail clients should have the compounding effect of driving our YOY subscription revenues and allowing us to execute against the next phases of our proposed business plan.

Lavabit has been tested in the marketplace, and the global response has been exciting. Since the company's launch, the Company has migrated over 100,000 returning customers and added over 12,000 new paying customers. The company attracted nearly 500,000 unique visitors from over 120 countries with zero marketing efforts. Indeed, in the wake of continued global high-profile security breaches, we continue to see an increase in consumers looking to use secure email communication. With the proceeds of this offering, Lavabit intends to improve its profitability in the next 12 months by capitalizing on its market position and expanding its product offering to include its mobile email client (Volcano) to compete on service. With funding, Lavabit must also leverage its market perception to conduct SEO outreach for B2C consumers and will hire a sales team to pursue B2B clients to scale effectively. Lavabit's go-to-market strategy starts with cloud email services then expands into multiple commercial service offerings through direct and value-added reseller (VAR) sales and market partnerships. To stimulate adoption, Lavabit is advancing a FOSS strategy, to distribute DIME technology and demonstrate consumer and commercial viability. Additionally, Lavabit has formed several strategic partnerships that capitalize on Lavabit's brand position, DIME interoperability and extensibility competitive advantages to build the foundation of an encrypted identity communications ecosystem. While our immediate focus is rounding out our B2C efforts with Volcano, we are quietly advancing on our enterprise B2B business with our encrypted Magma server. Our commercial partnership mandate is to work with diverse partners that provide access to the resources we need to advance targeted initiatives and accelerate our financial footprint and build our encrypted ecosystem.

Liquidity and Capital Resources

The proceeds of this Offering are essential to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically in support of our application development. Over the past two years, Lavabit has completed the DIME architecture and specifications. At this critical development juncture, Lavabit now needs to employ seasoned developers capable of working on a highly complex codebase to complete this thick client application and integration phase. Lavabit is seeking to develop consumer and commercial service offerings. The primary use of the funds will be to finance product development and day-to-day operations to facilitate expansion.

The Company has the following sources of capital in addition to the proceeds from the Offering: Since its inception, Lavabit has financed its profitable operations from FlOW subscription revenues and sales of its MAGMA servers. In 2014, Lavabit raised $212,500 in a Kickstarter campaign which has funded company's operations and facilitated the develop the experimental DIME code. In 2016 Lavabit revived a $30,000 internet freedom grant from the nlNet Foundation to aid current development efforts. In 2017 the company announced its relaunch and sold discounted subscriptions which have generated $150,000 in revenues year to date. Lavabit has not received any direct Angel or VC investments or engaged in a formal capital raise prior to Republic campaign. The company plans to solicit outside capital after the sucess of of the Republic Offfering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $150,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 31, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the

Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the subscription process through the Intermediary's platform. Investor funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Investors. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. After the closing the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The subscription process through the Intermediary's platform is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $50.00, subject to modification in the Company's sole discretion.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

6.0% of the amount raised

Units, Warrants and Other Compensation

2% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the closing of this Offering (if the minimum amount is sold), we will have 100 common units of membership interest outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any distributions.

Conversion

Upon each future equity financing of greater than $2,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $10,000,000.00 divided by the aggregate number of issued and outstanding units of membership interest, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including units of convertible preferred securities and all outstanding vested or unvested options or warrants to purchase units of membership interest, but excluding (i) the issuance of all securities reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of units of membership interest of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of the Company's units of membership interest (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) securities reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of units of the most recently issued preferred units equal to the Purchase Amount divided by the First Financing Price. Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of preferred units issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred units then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common units as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common units.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the securities into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough units authorized to issue upon the conversion of the Securities, because the amount of units to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the

Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Other Transactions

The Company has conducted the following transactions with related persons:

Related Person/Entity	Richard Delgado
Relationship to the Company	COO & Advisor to the Company.
Total amount of money involved	$180,000.00
Benefits or compensation received by related person	Cash compensation, an equity award and a starting bonus of not more than $180,000 (as of the date of this Form C) upon assuming a full-time role with the Company.
Benefits or compensation received by Company	Professional services.
Description of the transaction	Upon achieving revenues beyond what is required to sustain operations, the Company intends to hire Richard Delgado on a full-time basis on the terms set forth herein.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ladar Levison
(Signature)

Ladar Levison
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ladar Levison
(Signature)

Ladar Levison
(Name)

Founder & CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Form Crowd SAFE
Exhibit D(I)   Lavabit Republic Campaign Video Transcript
Exhibit D(II)   The Unhackable Email Service Video Transcript

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page

EXHIBIT C

Form CrowdSAFE

EXHIBIT D(I)

Lavabit Republic Campaign Video Transcripts

EXHIBIT D(II)

The Unhackable Email Service Video Transcript

LAVABIT LLC

(*a Texas limited liability company*)

Unaudited Financial Statements for the Years Ended

December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 27, 2018

To: Board of Managers
        Lavabit LLC
        Attn: Richard Delgado

Re: 2017-2016 Financial Statement Review
        Lavabit LLC

We have reviewed the accompanying financial statements of Lavabit LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2017 and 2016, and the related statement(s) of income, members' equity and cash flows for the calendar year period(s) thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We

believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


LAVABIT LLC
BALANCE SHEET
As of December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	2017	2016
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$ 0	$ 0
Due from founder	29,982	0
Total Current Assets	29,982	0
Non-Current Assets:		
Total Non-Current Assets	0	0
TOTAL ASSETS	$ 29,982	$ 0
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities:		
Current Liabilities:		
Accrued expenses	$ 4,777	$ 0
Total Current Liabilities	$ 4,777	$ 0
TOTAL LIABILITIES	4,777	0
Member Capital		
Member Capital	0	18,031
Accumulated gain (deficit)	25,205	(18,031)
TOTAL MEMBER'S CAPITAL	25,205	0
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 29,982	$ 0

LAVABIT LLC
INCOME STATEMENT
For the Fiscal Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2017	**2016**
Revenues	$ 145,233	$ 4
Returns	(765)	0
Gross Profit	144,468	4
Operating Expenses:		
General and administrative	66,631	14,615
Sales and marketing	8,418	42
Travel expenses	7,182	2,209
Technology expenses	19,001	1,169
Total Operating Expenses	101,232	18,035
Net Gain (Loss)	$ 43,236	$ (18,031)

LAVABIT LLC
STATEMENT OF MEMBER'S CAPITAL
For the Fiscal Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Member's Capital	Accumulated Equity (Deficit)	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2016	$ 0	$ 0	$ 0
Net Income (Loss)	0	(18,031)	(18,031)
Member Contributions	18,031	0	18,031
Balance as of December 31, 2016	**18,031**	**(18,031)**	**0**
Net Income (Loss)	0	43,236	43,236
Member Withdrawals	(18,031)	0	(18,031)
Balance as of December 31, 2017	**$ 0**	**$ 25,205**	**$ 25,205**

LAVABIT LLC
STATEMENT OF CASH FLOWS
For the Fiscal Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2017	2016
Cash Flows From Operating Activities		
Net Gain (Loss)	$ 43,236	$ (18,031)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		0
(Increase) Decrease in amounts due from founder	(29,982)	0
Increase (Decrease) in accounts payable and accrued expenses	4,777	0
Net Cash Used In Operating Activities	18,031	(18,031)
Cash Flows From Investing Activities		
	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Proceeds from sale of membership units, net	(18,031)	18,031
Net Cash Provided By Financing Activities	(18,031)	18,031
Net Change In Cash	0	0
Cash at Beginning of Period	0	0
Cash at End of Period	$ 0	$ 0
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

LAVABIT LLC
NOTES TO FINANCIAL STATEMENTS
For the Fiscal Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

LAVABIT LLC. (the "Company") was incorporated on July 2, 2004 ("Inception") in the state of Texas. The Company suspended operations from August 2013 until 2016 when the company resumed operations. The Company relaunched its website in January 2017. The Company provides open-source encrypted email services. The Company is headquartered in Texas.

Since Inception, the Company has relied on advances from its founder. As of December 31, 2017, the Company had little working capital and could incur losses prior to generating additional positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), capital contributions from the founder and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2017 and December 31, 2016, the Company had $0 and $0 of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017, the Company had $0 accounts receivables.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2017, the Company had acquired no property and equipment.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its sole member and founder. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to its one member on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

No material tax provision exists for the Company as it is treated as a passThe income tax returns for 2018 will be filed after the fiscal year has ended on December 31, 2018

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBER'S CAPITAL

The Company is owned 100% by one individual.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company in the past has been subject to various court orders and search warrants.

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founder, nor has it received any subpoenas, court orders, search warrants, classified, or otherwise, since it resumed operations in January 2017.

NOTE 6– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2004 but suspended operations in 2013. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering up to 1,070,000 Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in

this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by March 31, 2019 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6 percent commission fee and a SAFE equivalent to 2 percent of the securities issued in this offering.

Leases
The company does not currently lease any facilities or equipment but plans to in the future.

Management's Evaluation
Management has evaluated subsequent events through December 27, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.



Company Name	Lavabit
Logo	
Headline	Bringing privacy and security to global communications
Cover photo	

**Hero
Image**



Tags

Pitch text

Deal highlights

- Information-security startup poised for growth with global brand recognition and allegiance.

- Revolutionary end-to-end email encryption—transparent and automatic to users—that brings customers the most secure, federated email solution available on the market.

- Lavabit's lowest encryption setting is the highest setting offered by competitors.

- Our technology is the first email standard to minimize the leakage of metadata and provides powerful new tools to prevent phishing, eliminate spoofing, and fight spam, malware insertion, and other email-borne attacks against consumers and corporations.

- According to Gartner, the global cyber security market is currently worth around $131 billion and is set to increase by 88% by 2025. The global email encryption market valued at $3.92 billion in 2017 is anticipated to grow at a healthy rate of more than 27.8% through 2025 to a market value of $27.9 billion.

- More than 100,000 returning customers and 15,000 new customers in over 85 countries since the relaunch.

- Currently profitable with over $150,000 in recurring annual revenue with the potential to be a $1B company in 10 years.

Our history
Freedom fighters who have never stopped fighting for you.

Lavabit was founded on the principle that everyone—individuals, organizations and businesses—have an innate right to private, secure communication. We've never wavered from that mission.
#action=share

In 2014, the company suspended its service to protect global customers after the US government ordered Lavabit to release its Secure Sockets Layer (SSL) private keys in the wake of the Edward Snowden data release. Citing its philosophy of digital rights, privacy and customer protection the company suspended operations.

The Company went underground and rebuilt email the way it should be—from the ground-up and secure from point A to point B—so this could never happen again. A pioneer in email security with over 15 years in-the-trenches experience, we have intimate knowledge of email standards and encryption technologies, which has kept our technology years ahead of the curve.
Trusted, proven and privacy battle-tested, Lavabit is not your typical start-up. Coming out of stealth-mode, Lavabit is back with the **Dark Internet Mail Environment**—DIME—a revolutionary new end-to-end encrypted global standard that powers Flow, our new email subscription service, Magma, our encrypted mail server, Volcano our forthcoming email client, and other DIME enabled technologies.

Email wasn't built to protect users or data—and now we're paying the price
269 billion times a day, users sacrifice privacy and security when they hit send.

More than 74 trillion messages are transmitted a year by 3.7 billion email users. Virtually every aspect of global communication, commerce and life are mediated by email. Email is at the core of our cyber identities—a role that's increasingly risky. Like a postcard in the mail, emails expose their data and metadata as they travel—giving attackers easy access to personal information, systems, and networks.


Dear Bob & Alice,
Do you know what is the problem with your email?
It's about as secure as this postcard...
Love,
- Lavabit

As defined by true end-to-end encryption, email security is a complex and elusive problem that no one has solved until now. When the first email protocols were developed in the 1970s, security and privacy were afterthoughts, and encryption technologies were restricted. While ad hoc efforts have attempted to bolt security functionality onto legacy SMTP, POP3 and IMAP protocols, they've fallen short—both in effectiveness and ease of use. The handful of new solutions touted by startups have proven cumbersome and ineffective in delivering automated, cross-platform protection.

Next-generation technology in communication privacy and security


Lavabit
ABOUT SERVICES PRODUCTS SECURITY SUPPORT SIGN UP
Secure email for everyone.
Founded on the principle that all users have a right to private and secure communication.
SIGN UP
Lavabit
Secure email for the world
Because everyone has the right to communicate privately.
SIGN UP

Lavabit is bold. With our flexible architecture, we are replacing legacy email with a new federated, end-to-end encrypted protocol that's user-friendly, accessible and effective. Our Dark Internet Mail Environment and associated encryption technologies are simple enough for your grandmother to use but secure enough for nation-state secrets.

Leveraging lessons from the 28-year history of Pretty Good Privacy (PGP), Lavabit has created the **Dark Internet Mail Environment**—DIME—the world's first end-to-end encrypted "Email 3.0" global standard. Lavabit's encryption methodology and server technology solve the problems of centralized trust authorities, cross-domain and cross-platform interoperability, and is the first email encryption standard designed to minimize metadata leakage. Problems that cloud-mediated, and other "walled-garden" email security approaches fail to address.

Online identity protection that works

Simply put, there is more than just encrypting a message in transit. Email as a technology adds a new complexity to secure communications. Instead of having a secure single channel between the sender and a server, like when you're browsing the web, it's also critical to have a secure channel between users, so that messages remain protected from sender's computer, all the way to the recipient, regardless of how many servers, or service providers the message must pass through along the way. DIME does just that, by delivering layers of encrypted protection in every step of this process.

Inherently, email clients running Lavabit technology can communicate securely within their domain and with any other DIME capable client. By incorporating encryption directly into protocols and at user-end-points, we created DIME to be the critical and until now missing piece of the cybersecurity puzzle. A critical first step in preventing corporate espionage, safeguarding consumer cyberattacks, eliminating phishing, spoofing, spam, TLS stripping and drive-by malware insertion attacks.

Because it's infinitely extensible, the DIME standard can easily be adapted to provide protection for encrypted voice calls, online chats, cloud-based file storage, enterprise workflows, and blockchain applications. Any encryption technology that can be linked to an email address, can benefit from DIME. It will be a revolutionary unified encrypted ecosystem capable of restoring privacy, ensuring control over the security of our data. Encryption provides the mechanism, while DIME provides the means.

DIME Architecture & Specification: https://darkmail.info/spec



Everything's safer in the dark

DIME minimizes metadata leakage, automates message encryption and resists manipulation by an attacker.

Lavabit powers true end-to-end, multilayered encryption between users.

- The message is encrypted and digitally signed before it leaves a sender's device.
- The message's various metadata components are also encrypted, which minimizes leakage, as it travels the internet.
- The complexity of user key management can become invisible to the user. All they need is software which implements our new security protocols.

By performing message encryption at the user level—within the client email application—DIME eliminates the exposure of critical cryptographic functions to systems outside of user's control.

When a message passes through the server fully encrypted, its contents and metadata are shielded—providing critical protection to a world where email increasingly being stored on centralized servers.

To minimize what a potentially compromised server can access, we made DIME messages analogous to sealed shipping containers. All a hostile server can see is the next hop on the path for a message.

Email is the communications backbone of the internet

It's the most common form of business communication—accounting for more than 70 percent of total message volume.

Email is the central nervous system for modern companies. Which is why email is one of the first things targeted by attackers. Many of the most famous security breaches can be traced back to either an account, or an email server being breech. Whether it's phishing, email-borne viruses, or inserting malware into an unencrypted attachment from someone the victim already knows, email is a critically vulnerable form of communication.

And in the wake of high-profile security breaches at Yahoo, Facebook, Marriott, Equifax and dozens of other organizations, consumers and businesses are waking up to the need for secure email, and the need to pay for encrypted protection.

Although the United States is adopting email encryption at a faster pace, China, Russia, Japan, Korea, and India are all expected to increase their respective markets during the next five years. Awareness and investment in email encryption technology is a growing global trend. According to Gartner, revenues from the rapidly growing global email encryption market will grow to nearly $27.9 billion by 2025.

A number of interrelated factors continue to drive growth in the email encryption market:

- **Global privacy standards.** The email encryption market is growing with the adoption of the GDPR in Europe, the APPI in Japan, and HIPAA in the United States. The global PCI DSS rules are also driving companies to adopt encryption technologies
- **Integrated security solutions.** Existing security solutions remain problematic from an integration perspective. As network infrastructure becomes increasingly complex,


Number of compromised data records in selected data breaches as of November 2018 (in millions)
statista

vendors need to offer more robust encryption solutions that are automated, transparent and compatible to stay relevant among end users.

- **Business adoption and expansion.** Email encryption is moving beyond the large corporate enterprise market. Shifting requirements and regulations have forced small and medium-sized businesses to innovate and refocus their business models and infrastructure to adopt email encryption.
- **Complexity.** The management of keys to encrypt/decrypt email is an unintended burden which increases complexity and cost. That burden is driving interest in solutions. Newly emerging security solutions like the one Lavabit is developing are expected to boost the demand, and market size for email encryption software in the near term.


Damage due to cybercrime:
$6 trillion
Cybersecurity spending:
$1 trillion
Ransomware damage costs to increase:
15X
Ransomware attack every
14 seconds
CYBERSECURITY VENTURES

Lavabit's B2B focus is on industries with regulatory requirements to safeguard information and industries regularly targeted for information theft. Specific sectors include insurance, financial services, banking, health care, law firms, biotechnology, political figures, and journalists. Any business with valuable intellectual property, large amounts of consumer data, or that view confidentiality as being business critical are prime targets for adopting email encryption at an organization level.

Cybersecurity Ventures predicts that overall cybercrime damages will cost the world $6 trillion annually, up from $3 trillion in 2015. Clearly, cybercriminal activity threatens all aspects of our ever-increasing digital lives and will be one of the biggest challenges that humanity will face in our evolving technology-dependent world. Consequently, global spending on cybersecurity products and services will exceed $1 trillion cumulatively over the next five years, from 2017 to 2021. The extensibility of DIME means Lavabit will be well positioned to grow beyond email and benefit from this rapidly growing market segment.

Revolutionary technology, innovative products

DIME's technology and timing are poised to revolutionize email security.

Lavabit's DIME technology is the only peer-reviewed, federated solution capable of providing automatic end-to-end encryption for email. DIME's unique encryption methodology ensures secure and reliable delivery of email while providing confidentiality, preventing manipulation and eliminating metadata leakage along the delivery path.

Backed by over 6 million lines of source code, Lavabit's breakthrough technology automatically and securely ties an email address to a public key. Our platform makes it possible for software to securely perform encryption functions automatically, and without burdening the user. This makes the Lavabit solution more versatile, secure and flexible than any technology available today.






DIME — *The Dark Internet Mail Environment* — is our revolutionary end-to-end encrypted standard that automatically encrypts every facet of the email: the body, the metadata, and the transport layer to create the most secure solution available on the market today. DIME is F/OSS and can be adopted by any email service provider.

VOLCANO (in Development) is our propriety mail client— designed to maximize the safety and security of DIME compatible email accounts by enabling users to operate in Trustful, Cautious and Paranoid modes. Volcano is currently in development for iOS, Android, Linux and webmail.

MAGMA is our DIME compatible encrypted server perfect for individuals and entities that need to host their own secure email. Magma is available in open source and commercial installations. Magma is the server technology that powers the DIME ecosystem.

FLOW is our cloud-based email subscription service that supercharges your preferred email client (e.g. Gmail, Outlook, Thunderbird) with the security and power of Lavabit's DIME technology. Flow is available to consumers and business and can be customized to any domain.

Consumer and business customers use the Lavabit email service with a Flow email subscription. With the introduction of Magma, Lavabit's DIME-compatible server and Volcano, its in-development email client for Android, iOS, desktop and web, Lavabit will provide a secure communications platform for personal and corporate users.

Because the world is mobile, we're building Volcano.

"Mobile opens accounted for 46 percent of all email opens, followed by webmail opens at 35 percent and desktop opens at 18 percent."

– Litmus "Email Client Market Share Trends" (June 2018)

The reality is that the world is mobile, and thus, we must get the technology directly into the hands of its users. The primary use of campaign proceeds will the completion of Volcano, which is presently slated for launch in 2019. Lavabit's DIME-compatible mail client will enable users to operate in our vaunted Cautious and Paranoid modes. As such, the development of Volcano for mobile devices is the Company's top development priority.



Both Magma and Volcano interoperate with legacy email systems and will be made available to customers as a: cloud hosted service, user supported installable products, or hybrid, where customer installations are managed by the Lavabit professional services team. Clearly, Lavabit email provides the ideal solution for consumers seeking complete email privacy, companies operating in sectors where keeping email messages confidential is critical to business success, and companies who need to adopt the use of email encryption software for regulatory and data-security compliance.

Poised for global growth

Since our relaunch, we have learned that based on our principled customer stance, Lavabit has retained its reputation as one of the most trusted email encryption brands. Lavabit will use its market perception and security-first focus to enshrine the DIME encryption standard within the consumer and enterprise segments of the rapidly growing global market for cybersecurity. As such, Lavabit has developed a phased go-to-market plan predicated on the development of our email client and the ability to scale our product and service offerings to create a broader encrypted ecosystem.

To stimulate early adoption, Lavabit is advancing an open source strategy, in an effort to distribute DIME technology and demonstrate consumer and commercial viability. Lavabit's business strategy starts with a B2C and B2B cloud hosted email services, with an eye towards expansion into the on-premise market through direct, and value-added reseller (VAR) sales. Future SaaS, licensing, and consulting revenues will be key profit centers as Lavabit expands its commercial footprint.



Central to Lavabit's focus is to position DIME, and DIME compatible technologies, as the superior alternative, and natural successor to existing enterprise email platforms like Microsoft Exchange, Lotus Domino, Oracle Messaging Server, and Zimbra. Lavabit's vision is to become the provider of choice for consumer and commercial users looking to the cloud for both outsourced, and installable email solutions.

Lavabit's core business roadmap

- **Phase 1. Consumer cloud.** B2C and B2B encrypted email subscription services. Pricing is based on a subscription upsell model determined by storage capacity.
- **Phase 2. Business cloud.** Geared toward small and medium-sized businesses with limited internal capabilities looking for hosted email solutions. Pricing is based on channel volume and account size.
- **Phase 3. Commercially licensed installable products.** A feature-rich, easily managed, highly secure email solution for customers with sophisticated IT departments or a need to host data on their own infrastructure. Channel partners and value-added resellers will develop, deploy and support versions of the installable products. Through partner collaboration and direct professional service engagements, we plan to promote the customization of Magma and anticipate this will result in vertical-specific features being developed.
- **Phase 4. Commercially purchased appliances.** Government agencies, military contractors, political activists, and high-net-worth individuals are just a few examples of customers that will require the immutable protection of hardware-level security. These turnkey solutions will offer superior protection and simplified management for the market segment seeking fire-and-forget email servers, and access devices certified to handle the most sensitive private and public sector secrets.

Lavabit is profitable with ongoing B2C subscription revenues.

Lavabit currently sells encrypted email services to consumers, and small businesses using a subscription model. Lavabit's subscription revenues are generated through the sale of its standard service plan, priced at $30 per annum, and its premier service plan, priced at $60 per annum.

Since our relaunch in 2017, the company has welcomed more than 100,000 returning users to its new service with the offer of a free subscription, while adding an additional 15,000 new customers (business and consumer) onto its paid service plans, with customers coming from over 85 different countries. In 2017 and 2018, the company collected more than $150,000 in revenues from subscription sales to new customers. *

*Some customers are subscribed to our standard and premier service plans but receive discounted pricing because of a promotion that was offered during Q1 and Q2 of 2017.



STANDARD
$30
ANNUALLY
5GB of space
End-to-end DIME encryption
Customer support
64MB message limit
PREMIER
$60
ANNUALLY
20GB of space
End-to-end DIME encryption
Customer support
128MB message limit

Lavabit is focused on B2B solutions and services

Lavabit's existing B2B revenue is derived from providing a hosted email service to small businesses, priced on a per-user basis, and through the sale of support contracts for its Magma mail server. The pricing for support contracts is variable. We've currently sold several per-installation contracts priced between $10,000 and $15,000.

With adequate funding, Lavabit will prioritize, and expand its direct sales effort, by switching from a reactive model, to hiring a proactive sales team. We also plan to formally launch a VAR sales program. Based on a conservative bottoms-up projection, Lavabit anticipates continued YOY profitability and robust growth of its B2B sales.

Whether small company or multinational corporation, Lavabit can securely protect your business with our enterprise solutions.
Enterprise hosting
Cloud-based hosting for secure, end-to-end business communication. We deliver the highest possible security with a scalable, reliable, turnkey solution.
Installable products
If you prefer to host secure email on your own server, it's simple with the commercial versions of Magma and Volcano. Our solutions are backed by expert service.
Security consulting
We'll create a solution that meets the business and regulatory demands of your industry—from health care to finance and more. Everything customized to your specifications.







Lavabit has a unique position in the marketplace

Our solutions are uniquely suited to balance automated convenience and ironclad protection for security-conscious users.


Manual Encryption
Generic Email Providers
Outlook.com
GMail
YAHOO! MAIL
Legacy Encrypted Providers
PGP
Hushmail
Walled Gardens
Federated Solutions
Encrypted Walled Garden Providers
ProtonMail
Tutanota
virtru
Telegram
Automated & Federated Providers
Lavabit
Automatic Encryption

How we're different

Lavabit email is compatible with any domain that has implemented DIME. Lavabit is the only federated and interoperable email technology capable of offering secure, end-to-end email compatible outside its domain. No other company has solved the walled-garden email security shortfall. Lavabit's lowest encryption setting—Trustful—is the highest setting offered by competitors.

Attribute	Lavabit	ProtonMail	Tutanota
Consumer subscription	✓	X	X
Cloud business service	✓	X	X
Installable encrypted server	✓		
Decentralized authority model	✓		
Auto-manage own encryption keys	✓		
End-to-end secure to outside domains	✓		
Metadata protection	✓		
Extensible and interoperable	✓		
Collaborative & peer reviewed	✓		X
Ad free	✓	X	X
Proven track record	✓		

Lavabit has a brand name and global market recognition

The current user base includes 115,000 customers in more than 85 countries.

Before suspending operations in 2014, Lavabit had more than 410,000 customers. Since the relaunch in 2017, Lavabit has migrated 100,000 returning customers, added 15,000 new customers in 85 countries and installed two commercial Magma server beta implementations. With zero marketing efforts, the Company has attracted more than 500,000 unique

visitors from 170 countries to lavabit.com.



There's significant media and market anticipation ahead of Lavabit's broader market entry efforts. More than 300 members of the professional media are waiting for the opportunity to participate in the beta test, and nearly 100,000 customers are ready to sign up for service when DIME is fully operational on compatible email clients.

What people are saying



Edward Snowden, Privacy Advocate

[Snowden] plans on reactivating his Lavabit account once it relaunches, "if only to show support for their courage." Lavabit's greatest offering is "a proven willingness to shut down the company rather than sell out their users, even if a court makes the wrong call," says Snowden. "That's actually a very big deal: They might be the only ones in the world that can claim that."



Cyrus Farivar, Journalist, Ars Technica and author of Habeas Data

"Long before Edward Snowden became a household name, Lavabit was fighting to keep email safe. The company has always been a guardian of digital freedom and with its DIME-enabled solutions now has a robust technical arsenal to do so. The company needs all of our help to make sure that encrypted email is accessible to all."

Check out **Habeas Data** chapter 6 on Lavabit here.

What's next?

Building the ecosystem

Once the email products and services achieve a steady state, Lavabit will begin reaching out to new markets with its suite of encryption solutions. The goal is to position Lavabit as the single source for securing communications and data. Some

growth products and services will require little to no additional development and be available in the near term. Others will require additional development and won't be pursued until specific milestones of our core business roadmap are achieved.


The Lavabit Ecosystem
Email
Payments & Cryptocurrency
Voice
Lavabit
File Storage
Chat
Workflows
Encrypted Crypto-currency wallet to facilitate currency transfers between fiat and crypto-currencies interoperable with all DIME compatible partners & platforms.
Encrypted customer voice, text, and email communications platform with unified email and call functionality interoperable with all DIME compatible partners & platforms.
Encrypted file storage and file sharing interoperable with all DIME compatible partners & platforms.
Encrypted automation of workflows, collaboration tools, and communications for regulatory compliance interoperable with all DIME compatible partners & platforms.

Lavabit's DIME technology ties an email address to a public key infrastructure (PKI), allowing user-level encryption. From a commercialization perspective, DIME is unique because it also allows for the automated end-to-end encryption of file sharing, telephony, SMS, crypto-currencies, business records, and workflows. The incorporation of encryption directly into the protocols/user-end-points, its interoperable and federated nature, and inherent extensibility makes the Lavabit solution more versatile, more secure, and more usable than any solution available today. Our belief is we can use the DIME email – PKI marriage to create a universal foundation for a new secure identity protocol. Lavabit is still several years ahead of the security curve and plans to use this extensibility to become a true end-to-end encrypted communications ecosystem

Our success roadmap

Short-term (1-3 years)

- Grow core B2C & B2B cloud business to over $5M - $10M from 100,000+ customers
- Complete development of Volcano and start encrypted ecosystem development
- Expand Magma server technology and grow commercial business; targeting 500+ installations generating over $25M+ in revenue
- Generate Lavabit revenues of $50M+
- Complete successful A/B round capital raises
- Expand business, development and operations teams

Mid-term (3-5 years)

- Provide best-in-class mail client functionality to drive continued adoption
- Grow core B2C & B2B cloud business to over $25M from 500,000+ customers
- Expand B2B partnerships to enter installable/appliance markets
- Develop Lavabit professional services business targeting 5,000+ installations and licensing fees for $200M+ in revenue
- Expand "Ecosystem" partnerships to develop new encrypted identity, file storage, workflow text, telephony and payments products
- Generate sustained Lavabit revenues of $250M+
- Successful B/C round raises if required
- Manage international team expansion

Long-term (5-10 years)

- Position Lavabit as a leading and dominant global encryption player
- Position DIME as the global encrypted email standard adopted by all mail providers

- Grow core B2C & B2B cloud business to over 1M+ paid registrations generating over $100M+ in annual revenue
- Position Installable enterprise business preferred service for Global Fortune 500 targeting 10,000+ installations and licensing fees generating over $300M annually
- Position encrypted ecosystem business as dominant encrypted collaboration services with licensing fees generating over $100M annually
- Generate sustained Lavabit revenues of $1B annually
- Successful exit, merger or IPO

Use of campaign funds

Lavabit is bootstrapping, and the company has maintained its liquidity to continue operations and partially fund development of its Volcano mail clients. Because of its high-margin existing email subscription business, emerging server business and low capital requirements Lavabit can maintain existing profitable operations at current state indefinitely. At this critical development juncture, Lavabit needs growth capital to employ seasoned developers capable of working on a highly complex codebase to complete this Volcano client application and integration phase. As such, the forecasted primary use of the funds will be to finance ongoing product development and day-to-day operations.

What we believe

Mission - We deliver reliable, fast, affordable and secure email service that never sacrifices privacy for profits.

Value - We always deliver secure, high-quality email services at the lowest possible price.

Service - We provide friendly, competent service to everyone—whether they're customers, new users or interested visitors.

Privacy - We vigorously protect the privacy of our users above all else.

Usability - Secure email should be as easy as regular email. We develop our services always with simplicity and ease-of-use in mind.

Accessibility - We engineer our systems and solutions to accommodate the widest range of users, preferences, and applications.

Listening - We engage in ongoing conversation with the community to deliver the features our users want and need.

Reciprocity - We stay open source, donate resources to help others and work for the benefit of the community.

Engineering - We embrace exceptional engineering that delivers technically superior software and services.

Ethics - We strive always to make the right decisions—even if they're not the easiest or most profitable.

Driven by a passion for privacy and protection

Since its inception, the Lavabit team has always been a small, all-volunteer group of freedom fighters committed to the principle that everyone has the innate right to private and secure communication. Lavabit relies heavily on contributions from the broader development community and the help of numerous, unnamed, contributors whose dedication, makes the Dark Internet Mail Environment (DIME) possible. Over the past two years, Lavabit has completed the DIME architecture and specifications with all development efforts led by Ladar Levison. Given the complexity of our code base, global reach, inherent privacy concerns, and unique business applications, Lavabit will seek a highly seasoned executive team bringing Lavabit technologies to market.

Ladar Levison

Founder and Chief Executive Officer



Leading technology entrepreneur and privacy advocate

Richard Delgado, MBA

Chief Operating Officer and Advisor

Former global director, American Express

Advisory

Lavabit has enjoyed the support of many internationally recognized internet freedom and security figures. Lavabit's DIME technology has been influenced by the world's leading technical authorities and policy advisors in email standards and encryption.



Phil Zimmermann
Inventor of PGP
Founder, Silent Circle



Dave Crocker
Principal, Brandenburg
Internet



Jon Callas
Security Expert &
Cryptographer, Apple



Cliff Baltzley
Former CEO, Stash
Former CEO, Hushmail



Alexey Melnikov
Director, Internet Engineering
Task Force (IETF)



Jesse Binnall
Partner, Harvey & Binnall

Letter from the founder

Dear Investor,

When I started Lavabit, I could not have imagined the journey that lay before me. The more colorful portions of that journey are well documented, and for me, ancient history. What I'm looking forward to our the more interesting story, which is yet to be written. How I managed to take a series of unfortunate circumstances, and use them as a mandate to invent something new, with the Dark Internet Mail Environment, and then grow that invention into a billion dollar business. I believe our revolutionary encryption technologies will do what every entrepreneur hopes for: build shareholder value with a product that has a lasting positive impact on the world we all share.

With our relaunch in 2017, we started this journey towards freedom with the first deployment of Magma, our DIME-capable, free and open source mail server. Anyone with a domain can download the Magma bits, and host their own encrypted mail server. But getting the server online is only the beginning. We still have a long way to go before the DIME promise is fully realized. My hope is this crowd raise will provide the resources Lavabit needs to accelerate the process of turning the proof concept implementation we built while in stealth mode, into market disrupting products. Stat process starts with the completion of Volcano. Our graphical email client, and the critical missing piece we need to start providing the privacy protection we all so desperately need.

Taken together, Magma and Volcano, will solve security problems neglected by the competition, all while providing a fully federated, completely automatic, ridiculously secure solution to the email privacy problem. There are lots of security charlatans who make the claim they provide user-friendly end-to-end encryption for email. But there is only one Lavabit.

The way I see things, Lavabit was 10 years ahead of the competition when it launched a server-centric email encryption platform in 2004. Today the value of a service, which uses encryption to make it impossible for the service operators to access your data is obvious. And since we suspended operations in 2013, a number of companies have come out with platforms that make this promise. But while the competition is focused on protecting users against today's threats, I moved ahead, and developed DIME. And once I believe, I've created technology that is 10 years ahead of the competition. That's because buried in the design of DIME, are the tools needed to defeat the threats we'll be facing very soon. That's because DIME provides incredible flexibility. It will be implementation and deployment choices that determine which solutions are ready for the next generation will be the difference. And when it comes to protecting the privacy of it's I intend for the Lavabit implementation to set the decisions that through implementation and deployment choices will be the difference, and it is my belief Lavabit will build the most secure DIME compatible software. comp that with the will make the difference that won't be obvious outside of specifications tools And buried in this new standard are the tools users need to defeat threats that may not be won'competition the competition won't we'll need to defeat threats that probably won't be known to the general public for another 10 years.

Lavabit embraces the journey ahead and has great hope for the commercial viability of our DIME encryption technology. Clearly, the distributive benefits of corporate privacy, global IP protection, and the reduction of corporate espionage will be the primary commercial drivers. The market is boundless. As a business, Lavabit's commercial goal is to advance the commercial benefits encryption outside of our core digital freedom focus. Our commercialization will help us to continue to develop our encryption technologies and fund our pro-privacy endeavors. Our commercial game plan is to utilize open source to strengthen our business, spread our brand, and bolster the inherent power of DIME to spawn many inventive solutions that we just cannot predict.

The Lavabit project has always been ambitious because the problems are dire and the road to an encrypted future is long. We have always imagined ourselves as freedom fighters and stewards of innovation with the goal of supporting global privacy rights through our open source platform and business model. We are grateful to each of you for your investment to solve this global problem.

And while it has certainly we are willing to prove our claim by making all software you need to run your own, competing service, available for download, and inspection.

all of them inevitably fail upon closer inspection but promise end to end s ltans

forming a powerful system that gives users the greatest protection possible as the only automated, federated encryption standard designed to work with different service providers while minimizing the leakage of metadata.

- Ladar Levison

Invest in secure communications for the world

Team

 Richard Delgado   COO & Advisor

 Ladar Levison   Founder/CEO

Perks

$250   The Lavabit "Who's your Meta Daddy?" Bumper Sticker and a promotional code good for a 1 year, premier subscription

$500   The Lavabit "Who's your Meta Daddy?" Bumper Sticker and a promotional code good for a 5 year, premier subscription

$1,000   The Lavabit "Who's your Meta Daddy?" Bumper Sticker; a Lavabit T-shirt; a promotional code good for a 10 year, premier subscription

$2,500   The Lavabit "Who's your Meta Daddy?" Bumper Sticker; A Lavabit T-shirt a signed copy of Habeas Data; 2 promotional codes good for a 10 year, premier subscription

$5,000   The Lavabit "Who's your Meta Daddy?" Bumper Sticker; A Lavabit T-shirt; A signed copy of Habeas Data; and 5 promotional codes, good for a 10 year, premier subscription OR 10 years of email hosting for a user provided domain, with up to 20 users

$10,000 The Lavabit "Who's your Meta Daddy?" Bumper Sticker; A Lavabit T-shirt; A signed copy of Habeas Data; and 10 promotional codes, good for a 10 year, premier subscription OR 10 years of email hosting for a user provided domain, with up to 100 users

FAQ

What are the problems with legacy email and how does Lavabit's DIME solution solve them?

Provider problems:

- Meta-data can be recorded by the provider: Solved. We are a pseudo-onion. Outlined on pages 19-22, the System Architecture, Design Goals, and Operational Directive sections are in the published spec. https://darkmail.info/spec
- Incoming clear text email can be recorded by the provider: Solved. This problem only occurs if the server is configured to accept messages over SMTP for backwards compatibility purposes, and the protection of those messages is implementation dependent. Magma encrypts these messages before saving them to disk, thus making them difficult to view.
- The provider can undermine the security of the web application: Solution in-scope. This is a development example of why we need funds to build thick clients. We have outlined plans to improve this problem with app development.
- Still possible to brute force the password verifier: Solved. We wrote our own world-class standard for handling passwords and authentication that makes brute forcing very difficult, even for relatively simple passwords.
- The provider can observe VPN traffic: Solved. Any provider can follow packets and traffic flows. DIME does allow transparent integration with Tor to prevent this, but it would be up to the provider to offer support. The Facebook app is a good example of this. You can configure Facebook on your phone to connect via Tor. Volcano will detect when a provider offers Tor access, and then could use it to automatically connect, without the user even having to activate it.

Device problems:

- A compromised device is a sad device: Future Solution. If a device is compromised, then theoretically anything is possible. Our future desire is to eventually offer hardened devices, where keyboard input and encryption keys are protected by the hardware, so even if someone gets malware onto the device, they can't steal keys, passwords, or monitor keystrokes.
- Mail clients cache data in clear text: Solved by Magma/Volcano. The way the password standard was written, each piece client/server has half the info needed to access the data (in cautious mode). That means if a device is lost, even if the password is known, if the victim changes the password before the attacker can access the data, then they won't be able to log in anymore to get the "shard" needed to access the locally cached data.

User problems:

- Passwords are never going to be very good: Solved. We assume passwords are inherently weak, which is why our specification (aka STACIE) requires variable amounts of processing, with the amount dependent upon length making short passwords very expensive to brute force. We believe any moderately decent password in the DIME environment would be out of reach, even for an intelligence agency.

Design problems:

- Trolling of usernames: Solved. Magma has defenses against that, but they are implementation-dependent. However, the DIME spec does include recommendations to implementers to prevent this.
- Trust is centralized with current design standards: Solved. DIME is designed to prevent centralized trust. By making a standard and releasing the code, the hope is that people can choose from numerous implementations and pick the one they want to trust... or if they trust nobody, a person can always set up their own mail server.

External authority problems:

- The Walled Garden: Solved. Users need to trust providers like Virrtu,

ProtonMail, Signal and so forth to provide valid data. We solve this by creating a federated standard. Users choose the service provider they want to trust, or simply download the code and run a server themselves. Our hope is to make it easy for someone to purchase a domain name, then host their own mail server if they choose.

- Certificate authorities considered dangerous: Solved. DIME fixes the CA problem. The CA problem is the primary reason S/MIME (the PGP alternative) is flawed. We solve this problem by following the DANE model and embedding key fingerprints in the DNS system, then protected using dnssec.

What's the difference between PrettyGoodPrivacy (PGP) encryption and Lavabit DIME encryption?

The differences between current PGP or S/MIME email encryption and DIME encryption protocol are significant and critically important to security-minded customers:

PGP ENCRYPTION   vs. **DIME ENCRYPTION**
Manual encryption and key management vs. **Automated encryption and key management**
No metadata protection vs. **Metadata protection**
Easily susceptible to manipulation vs. **Resistant to manipulation**
Susceptible to human error vs. **Automation limits human error**
Users choose to encrypt or not vs. **Encrypts every email, every time**
PGP encrypts messages at the user level, but the encryption process is manual and cumbersome. To manage encryption, a company must dedicate resources to monitor and manage encryption keys—a daunting task that is compounded as the number of users increase. Using PGP, users still have to actively decide to encrypt each message and may send sensitive information unencrypted at any point.
Even with the current encryption processes, there are still vulnerabilities to email and user manipulation due to the number of variables that are available through the visibility of metadata; these variables make it easier for attackers or state-sponsored agents to acquire the necessary keys to manipulate the message.
Lavabit's DIME software is built on the PGP foundation as well but improves on this security by implementing capabilities to provide automatic email encryption and key management—both burdensome in current implementations. Because the process is automatic and universal, there's no need for hands-on management or user decisions about which messages to encrypt and when.
The DIME encryption process also protects metadata and minimizes information leakage as messages are transmitted from system to system. Due to the complexity of cryptographic encryption and the restricted number of variables provided, DIME's security protocol is extremely difficult to manipulate. This structure makes it nearly impossible for a person to acquire keys or break the encryption algorithm.

Where can I find the Lavabit's DIME specifications and technical documentation?

Lavabit & DIME websites
- https://lavabit.com/
- https://web.archive.org/web/*/http://www.lavabit.com
- https://darkmail.info/

DIME specifications
- DIME: https://darkmail.info/spec
- DMAP: https://tools.ietf.org/html/draft-melnikov-dmap-00
- STACIE: https://tools.ietf.org/html/draft-ladar-stacie-00

DIME code repositories
- https://github.com/lavabit/magma
- https://github.com/lavabit/libdime

What is the Dark Internet Mail Environment (DIME)?

The following provides a brief overview of the Dark Internet Mail Environment (DIME). For more detailed specifications for the data formats and protocols needed for a successful implementation, please refer to the DIME Specification Guide (https://darkmail.info/spec) for a comprehensive discussion of:
- Terminology
- System architecture
- Management records
- Signet data format
- Dark mail message data format
- Dark mail transfer protocol
- Dark mail access protocol
- Discussion of technical threats and attacks
- Mitigations incorporated into the system design
- Disclosure of known vulnerabilities

What is DIME?

Developed by Lavabit, DIME is an open source secure end-to-end communications platform for asynchronous messaging across the internet. DIME follows in the footsteps of innovative email protocols, but takes advantage of the lessons learned during the 20-year history of PGP-based encrypted communication. DIME is the technological evolution of past current standards, OpenPGP and S/MIME, which are both difficult to deploy and are only narrowly adopted. Recent revelations regarding surveillance have pushed OpenPGP and S/MIME to the forefront, but these standards simply can't address the current privacy crisis because they don't provide automatic encryption or protect metadata. By encrypting all facets of an email transmission (body, metadata, and transport layer), DIME guarantees the security of users and the least amount of information leakage possible. A security-first design, DIME solves problems that plague legacy standards and combines the best of current technologies into a complete system that gives users the greatest protection possible without sacrificing functionality.

DIME encryption modes and federation

To accommodate radically different user needs, DIME operates in three account modes: Trustful, Cautious, and Paranoid. Each mode represents a unique point in the security-functionality spectrum and determines how accounts operate. The difference between each mode is based on where message encryption (or decryption) occurs and where the user's private key is stored.

Federation was the thought from the beginning. We cannot be a secure email provider if users can only send to other Lavabit customers. We want to secure email, not keep it in a walled garden. Practically speaking, email as a service is not something that we can change dramatically to suit only one group. What works for privacy-aware consumers may drive away non-technical users, ease-of-use users, and businesses.

DIME mode functionality

- **Trustful.** The server handles all privacy issues requiring users to trust the server. Accounts operating in Trustful mode send messages using the Simple Mail Transfer Protocol (SMTP) and receive messages using the Post Office Protocol (POP) or the Internet Mail Access Protocol (IMAP). Webmail systems handling server-side encryption functions operate in Trustful mode. While not as secure, this mode is designed for businesses. They have escrow key and document retention needs, and we had to address those. It is also for those users who want some security (encryption at rest, privacy from mail scanning), and don't want to be bothered with keys.
- **Cautious.** The server is only used to store and synchronize encrypted data, including encrypted copies of a user's private keys and encrypted copies of messages. Cautious mode provides a comparable user experience to email today, while minimizing the trust placed in the server. This is the first level of E2E. It allows the encrypted key to be stored on the server and makes it easy to switch from device to device. This is the level we foresee most mobile users choosing to use.
- **Paranoid.** The server will never have access to a user's private keys (encrypted or decrypted). Paranoid mode minimizes the amount of trust a user is required to place in their server, but at the expense of functionality. Paranoid mode does not support webmail access or allow users access their account from multiple devices without an external method for synchronizing their key ring. This is level for those needing real E2E and security. The key is controlled by the user who can, if they wish, leave it on one device and destroy the key or device and ensure the messages are as irretrievable as possible.

Trustful mode: How is it secure?

We created Trustful mode for users who want a more secure email environment but require the ability to use existing email software. As the name suggests, Trustful mode requires users to trust the server to manage encryption. This mode ensures ease of use, as users do not need to worry about technical requirements or incompatibility with existing email clients. We envision Trustful mode as the mode of choice for businesses, which have regulatory requirements, data retention practices, and unique needs like escrow keys. Lavabit's free and open source server, Magma, supports these users.

In Trustful mode, the user's key is within our server's memory only while they are logged into the server. The server performs the encryption on the user's behalf, and as such, they must trust that the server will not be rewritten in such a way that it captures their password or peeks at their messages during processing. This magic black box mode is no different from many other encryption systems, which perform encryption automatically. The only difference is where the encryption takes place. The key question is whether the customer is comfortable trusting the implementation to function securely. If they feel that trusting our servers to perform the encryption is unacceptable, we offer other modes of operation: Cautious and Paranoid.

Cautious mode: How is it secure?

Cautious mode is the first level of true end-to-end encryption. The user's encryption key is only in plaintext within the memory of their device, be it phone, laptop, desktop, or mainframe. The key is encrypted on this device and then transmitted through a secure tunnel to our servers, where it is safely stored in space designated specifically for their account.

If users have an account on one phone and decide to also install the client software onto a laptop, the cautious mode client can request the encrypted key from the server when the user logs into the system. Then on the laptop, using the user's passphrase, the client will be able to decrypt the key and allow the client software on the laptop to access your messages. The key exists in a format that can be "seen" only on the devices controlled by the user. We anticipate most users will want the privacy and security of Cautious mode as it ensures they don't have to trust the provider, but also doesn't require them to alter the way they access their email. Users who believe they face a higher threat level and don't want a key to exist anywhere in any format except on devices where they maintain ABSOLUTE technical control may prefer Paranoid mode.

Paranoid mode: How is it secure?

Paranoid mode is our most advanced and ultimate security mode. In Paranoid mode, the key is never transmitted anywhere; users maintain ABSOLUTE control. It is up to the user to move their key to any new device. If they create the original key within client software and wish to also use it on their phone, they must devise a secure method to move the key. This will allow users to export it to a file while ensuring it's secure and encrypted. They can use a data cable or their own trusted digital method to copy the key to the new device. They can use a device to communicate for a period and then destroy the key or device without storing a copy of the key. This renders all communication that the key opened inaccessible from that point on. Paranoid mode is ultra-secure; however, it requires technical proficiency in user key management.

| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Lavabit LLC

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Lavabit LLC, a Texas limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units or shares (as applicable) of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $10 million.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of Capital Stock or Common Securities, as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Capital Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price; or (b) if the pre-money

valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the SAFE Price (either the Conversion Price or the SAFE Price, as applicable, the "**First Financing Price**")..

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units or shares (as applicable) of the CF Shadow Series of Capital Stock sold in the Subsequent Equity Financing. The number of units or shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of units or shares (as applicable) of Common Securities equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Capital Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Units or shares (as applicable) of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the units or shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities of the Company.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the units or shares (as applicable) of Capital Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

        (i)   CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

        (ii)   Each of the CF Shadow Series unit holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series unit holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant series of the Company's Capital Stock on any matters to which the proxy agreement applies; and

        (iii)   CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of units or shares (as applicable) of Capital Stock.

"**Discount Price**" means the product of (i) the price per unit of sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Securities or Preferred Securities or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding units of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all units or shares (as applicable) of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units or shares (as applicable) of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit or share (as applicable) equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(b)(i) or 1(d).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per unit or share (as applicable) equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or manager; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary approvals for the authorization of units of CF Shadow Series or other Capital Stock issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall issue from its authorized but unissued units or shares (as applicable) of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of units or shares of the CF Shadow Series or of Capital Stock, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of units or shares of the CF Shadow Series or Capital Stock issuable upon the conversion of this instrument. All such units or shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such units or shares (as applicable) or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any units or shares (as applicable) to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any units or shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all equityholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company units or shares (as applicable) or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the units or shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governance body to be advisable to reorganize this instrument and any units or shares (as applicable) of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive distributions or dividends (as applicable) or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of an equityholder of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Common Securities has been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of [State], without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be [City, State]. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Lavabit LLC
By:
Name:
Title:
Address:
Email:

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between Lavabit LLC, a Texas limited liability company (the "*Company*") and [Investor Name] ("*Member")*. In connection with a conversion of Member's investment in the Crowd SAFE into a relevant series of Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    (a) With respect to all of the series of Capital Stock of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "*Interests*"), Member hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law or Section 302 of the Delaware Limited Liability Company Act, as applicable, to vote the Interests in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this irrevocable proxy (rather than the Member) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Intermediary hereby agrees to vote all Interests consistently with the majority of the relevant series of Capital Stock on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Interests.
    (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of the this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as an equity holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    (c) This irrevocable proxy shall expire as to those Interests on the earlier of (i) the date that such Interests are converted into Common Securities of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

2. Legend. The Member agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Member represents and warrants to the Intermediary as follows:

    (a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

(b) The Member is the record owner of the Interests and the Member has plenary voting and dispositive power with respect to such Interests; the Member owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this irrevocable proxy. The Member has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. Equitable Remedies. The Member acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary .

7. Assignment.

(a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.

(b) The Intermediary may transfer its rights under this instrument after giving prior written notice to the Member.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

INVESTOR:
By:
Name:
Date:

INTERMEDIARY:
By:
Name:
                    COO, OpenDeal Portal LLC d/b/a Republic
Date:

LAVABIT REPUBLIC CAMPAIGN VIDEO

December 17, 2018

Overview Video

AUDIO	VIDEO	TEXT ON SCREEN
[MUSIC IN—UPBEAT, CONTEMPORARY] Email. It carries your most private and sensitive data. Yet every day, you trade security for convenience the moment you hit send. Email is THE monster everybody uses, but no one can trust. Current solutions can't protect you from threats that become more sophisticated by the hour. That's why Lavabit, the pioneer in email security, created DIME—the revolutionary Dark Internet Mail Environment– to protect you, your data and metadata from events outside your control. How? DIME securely links an encryption key to an email address protecting the message transparently and automatically. No more cumbersome management of arcane public/private keys.		

No more dangerous plugins, central authorities or third-party vulnerabilities.		
Your DIME-protected email becomes a hyper-secure personal key—an encrypted identity protecting you in the digital world.		
Other providers rely on old models that only protect senders and receivers using the same email service.		
DIME is different. It's federated—allowing secure communication with anyone using a compatible system.		
Interoperability and extensibility make DIME future-proof—and lay the foundation for an ever-expanding ecosystem that encompasses encrypted file sharing, telephony, traditional and crypto payments and more.		
DIME is a powerful advance from Lavabit that delivers a new generation of autonomous security the world is hungry for.		
It's time to disrupt the multibillion-dollar email industry.		
Your funding will allow Lavabit to scale the business, harness strategic partnerships and accelerate development by:		

• Commercializing our encryption technology. • Adding enterprise support to our installable products, and hosted services. • And build an ecosystem of encrypted services from crypto payments to telephony and beyond. DIME will, for the first time, make an integrated and interoperable, fully encrypted cloud possible. It's a powerful advance from Lavabit, a proven innovator. When you understand our history and experience our solutions, you'll know how hard we've fought—and continue to fight— for global privacy. Join us, in reaping the benefits of your investment, and help us bring secure communications to the world! [MUSIC UP AND OUT]		

The Unhackable Email Service
Video transcript

Ladar Levison:	00:00	I remember standing in front of the Dallas branch of the FBI, thinking when I turned over the key they might want to arrest me because I had already shut down the system. They felt they had the right to demand the private key for my business so they could decrypt everyone's communications and isolate those belonging to their target.
Speaker 2:	00:21	His name is Edward Snowden, the leaker of classified NSA documents that spell out a secret surveillance program.
Ladar Levison:	00:28	You don't fully understand the importance of privacy until you've lost it.
Ladar Levison:	00:54	Lavabit is an encrypted communications company that I started specifically in reaction to the announcement by Google that they were launching their Gmail service. I believe privacy is an inalienable right. When you're being watched, your behavior changes. You start doing things differently. You start saying things differently. Privacy is critical to the functioning of a free and fair democracy. I was concerned that Google was going to be scanning peoples messages and using that information to profile. So I thought, "Heck, why don't I create a type of email service that I would use myself? The type of service that a geek would love." And that's kind of how it all started.
Ladar Levison:	01:38	When you look at the geek ethos, we value things like privacy and security and trust. After I launched the service, headlines started coming out regarding National Security letters that allowed the FBI to collect information from service providers without being adjudicated or reviewed by a judge. I was very concerned with that particular mechanism because I felt it was unconstitutional. As a service provider, I was very concerned that I would receive one of these letters someday, and I'd be put in this difficult

position of having to choose between defending the constitution or going to jail. Of course, knowing myself, I knew I would pick jail every time.

Ladar Levison:	02:28	I had a knock on my door by a couple of FBI agents. There was a user of my system that they were particularly keen on surveilling.
Speaker 3:	02:36	The U.S. Government wanted to access Edward Snowden's email, the man who leaked National Security Agency's secrets. He had a Lavabit account. Now, the sites owner, Ladar Levison, vowed to continue fighting.
Speaker 4:	02:47	Rather than comply with the U.S. government.
Ladar Levison:	02:51	I wasn't comfortable with that request. I decided to shut down the service and turn over the key. I mean, I was doing everything I had worked so hard to prevent from happening. And I just couldn't believe that it took 10 years to build that business into a success, and I destroyed it in one night.
Ladar Levison:	03:24	I mean, think about the alternative. The alternative was to become complicit in crimes against the American people. To me, that was the worse of the two choices.
Ladar Levison:	03:37	After I suspend my email service, I find myself with a lot of free time on my hands. It just sort of hit me, we know how to solve this problem, why don't we go ahead and do it? The system I designed for Lavabit had the deficiency of not protecting the message before it arrived and not protecting it after it left the server. I'm restarting the Lavabit email service with the same type of encryption that I was doing on my servers before, but could now be done on the user's device itself. It makes mass surveillance obsolete because it would be impossible to intercept or steal everybody's key from every device.
Ladar Levison:	04:27	The simple fact is that I took on the Lavabit project because I realized that I was one of only a handful of

people on the planet who had the necessarily skills. I felt like I had an obligation to use that knowledge to solve what I felt was an incredibly important problem. We now have three and a half billion people with email addresses. I think we're still going to have a fundamental problem with security on the internet unless we add encryption to email.

Ladar Levison: 04:58   There's a very good chance there's some piece of information out there that you don't want someone to know. If an authority ever came into power that possessed that information, stripped you of control over it. They could bend you to their will merely by threatening to expose that piece of information. If those are the people at the wheel, let me ask you this, when was the last time you didn't trust yourself?

Ladar Levison: 05:43   (silence).